

September 27, 2013

Via E-mail
Dale R. Davis
Chief Executive Officer
Global Defense & National Security Systems, Inc.
11921 Freedom Drive, Suite 550
Two Fountain Square
Reston, Virginia 20190

> **Re: Global Defense & National Security Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 16, 2013**
> **File No. 333-191195**

Dear Mr. Davis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm, with a view to disclosure, whether your sponsors, officers, directors and their affiliates will refrain from making purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

2. We note your response to comment 2 in our letter dated September 6, 2013 and the "testing-the-water" presentation that you have provided supplementally. Please delete the first two sentences of the last paragraph of the Disclaimer located on page 2 of the presentation.

Prospectus Summary, page 1

The Offering, page 7

3. We note your response to comment 6 in our letter dated September 6, 2013. However, it does not appear that you have revised your disclosure as requested. As stated previously, we note your indication that your sponsor will be required to mandatorily redeem only the number of shares of common stock necessary so that your sponsor's ownership interest is 22.5% giving effect to the public offering and 27.9% giving effect to the sale of the private placement shares. Please revise to disclose the authority for this obligation and its purpose. Please also clarify if there is any maximum or absolute ownership threshold for the number of shares that may be held by your sponsor, officers, directors or affiliates, including shares purchased in the open market.

Risk Factors, page 20

4. Please add a risk factor or expand an existing risk factor to discuss the risks associated with the fact that your amended and restated certificate of incorporation will provide that the doctrine of corporate opportunity will not apply with respect to any of your officers or directors or their affiliates, in the circumstances you discuss on page 71.

Summary Financial Data, page 19

5. Please tell us and consider disclosing how you determined the adjusted $56.8 million amount attributable to the "Value of common stock which may be converted/redeemed for cash" line item.

Exhibit Index

Exhibit 23.1

6. We note that the consent of your independent registered public accounting firm does not indicate the name of the accounting firm providing the consent. Please provide a consent with a conformed signature consistent with the guidance in Rule 302 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume at (202) 551-3254 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Fred Cassis
        Gregg Noel